CIBC declares dividends

Toronto, ON – December 6, 2012 – CIBC (TSX: CM; NYSE: CM) announced today that its board of directors declared a dividend of 94 cents per share on common shares for the quarter ending January 31, 2013 payable on January 28, 2013 to shareholders of record at the close of business on December 28, 2012.

Class A Preferred Shares

The board of directors also declared the following dividends per share:

For the quarter ending January 31, 2013 payable on January 28, 2013 to shareholders of record at the close of business on December 28, 2012:

Series 26 – $0.359375

Series 27 – $0.350000

Series 29 – $0.337500

Series 33 – $0.334375

Series 35 – $0.406250

Series 37 – $0.406250

Under the CIBC Shareholder Investment Plan (the “Plan”), CIBC offers the Dividend Reinvestment Option for Canadian residents and the Stock Dividend Option for US residents, to reinvest and receive dividends, respectively, on their CIBC common shares and preferred shares in the form of CIBC common shares. Canadian resident shareholders may also purchase additional common shares under the Share Purchase Option.

CIBC determines whether common shares for the Plan are purchased in the secondary market or issued from treasury. CIBC has decided to purchase shares in the secondary market starting with the dividend payable on January 28, 2013 to common and preferred shareholders of record at the close of business on December 28, 2012. For the Share Purchase Option, this change will be effective February 1, 2013.

For further information: Mary Lou Frazer, Senior Director, Communications and Public Affairs, 416-980-4111 or Geoff Weiss, Vice-President, Investor Relations, 416-980-5093.